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[Music]
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hi my name is Austin and I'm one of the
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founders of a company called beat sheets
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and we created the world's best outdoor
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and beach accessory today I'm out here
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in beautiful Santa Monica California to
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show you how it works
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as you can see standard drawstring
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backpack but when I open this up out
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pops a 7 foot by 7 foot microfiber
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polyester sheet that's sand resistant
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water resistant and heat resistant
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perfect for days at the beach the park
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camping hiking or even hanging out with
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your family in the yard we added a
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couple cool features like weighted
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corners which holds it down on a windy
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day like today one of my favorite parts
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is when you're ready to go all you do is
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reach inside the bag turn it inside out
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give it a couple stuffs and it's right
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back in its original form just like that
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we left with a lot of extra room in the
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bag you want to bring additional
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belongings with you like sunscreen
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lotion beach toys or whatever you prefer
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we also added a side pocket to protect
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your valuables like your phone your keys
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and your wallet and when the beach sheet
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is open and it's laid out the pocket is
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actually on the inside throw it over
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your shoulder and you're ready to go
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that's Pete's
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[Music]